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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Isis Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
464330-1-09
(CUSIP Number)
May 23, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	464330-1-09	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Eli Lilly and Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	35-0470950

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not Applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Indiana

	5	SOLE VOTING POWER:

NUMBER OF		2,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

Item 1(a).	Name of Issuer:

Isis Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal
Executive Offices:

2292 Faraday Avenue
Carlsbad, CA 92008

Item 2(a).	Name of Person Filing:

Eli Lilly and Company

Item 2(b).	Address of Principal Business
Office or, if None, Residence:

Lilly Corporate Center
Indianapolis, IN 46285

Item 2(c).	Citizenship:

Indiana

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

464330-1-09

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)-(j) Not applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Page 3 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:
2,500,000
(b)	Percent of Class:
3.5%
(c)	Number of shares as to which the person has:
Sole voting power 2,500,000
Shared voting power None
Sole dispositive power 2,500,000
Shared dispositive power None

Item 5.	Ownership of Five Percent or Less of a Class. [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Page 4 of 5 Pages

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY
By:	/s/ Charles E. Golden
Charles E. Golden
Executive Vice President and Chief Financial Officer

Date: February 6, 2006

Page 5 of 5 Pages